EXHIBIT 4.32

Supplement to the
Partnership Agreement dated February 10, 2000 between
Infineon Technologies AG and OSRAM GmbH

Non Compete Agreement
between
OSRAM Gesellschaft mit beschränkter Haftung, Munich
and
Infineon Technologies AG, Munich

Art. 1	Infineon and its "Affiliated Companies" will not engage in or carry out research or development, production or distribution of "Optoelectronic Semiconductor Devices" as defined in Art. 2.

"Affiliated Companies", as used herein, shall mean any existing or future corporation, partnership or other entity, (i) of which more than 50 (fifty) percent of its outstanding shares or securities entitled to vote for the election of directors or similar managing authority is directly or indirectly owned or controlled by a party, or (ii) that does not have outstanding shares or securities but more than 50 (fifty) percent of whose ownership interest representing the right to make the decisions for such entity is directly or indirectly owned or controlled by a party, provided, however, that in each case such corporation, partnership or other entity shall be deemed to be an Affiliated Company only so long as such ownership or control exists and is more than fifty percent (50%).
Art. 2
"Optoelectronic Semiconductor Devices" means any kind of luminescent diodes, laser diodes, organic radiation emitting devices, lamp and/or display modules, signal modules, high power laser diodes, ultraviolet or visible radiation emitting devices, infrared emitting or detecting devices, but excluding (a) any devices, modules and systems, which are designed or used for any kind of data transmission purposes and (b) any materials, devices or systems based on indium-phosphide.
Art. 3	The non compete obligation of Infineon and its Affiliated Companies according to Art. 1 (hereinafter referred to as the "Non Compete Obligation") shall not apply:
    (i)
    to the resale of Optoelectronic Semiconductor Devices as stand-alone products bought by Infineon and/or its Affiliated Companies (hereinafter collectively referred to as "Infineon Group") from OSRAM Opto Semiconductors OHG and/or its Affiliated Companies ("OOS") during the term of the existing distribution agreement between the OOS and Infineon.

    (ii)
    to the procurement, including the technical cooperation with the respective suppliers, of Optoelectronic Semiconductor Devices which Infineon intends to incorporate into any of its chipsets or systems for sale only as integrated part of such chipsets or systems.

    (iii)
    to the licensing or sublicensing of the OOS' patents in accordance with the Patent and Know-how License Agreement dated January 01, 1999.

    (iv)
    to activities of a participation of Infineon Group in any company or other entity, the consolidated revenues from the Optoelectronic Semiconductor Devices-related activities of which (its "Opto Semiconductor Revenues") do not exceed thirty percent (30%) of the company's consolidated revenues in the Company's most recent financial year or do not

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      exceed EURO 30 Million of the company's consolidated revenues in the Company's most recent financial year (the "Materiality Threshold"). If Infineon Group should, at any time that this Non-Competition Obligation remains in force, acquire any such company or other entity the Opto Semiconductor Devices Revenues of which exceed the Materiality Threshold,

      (a)
      Infineon shall notify OOS and the OSRAM GmbH of such acquisition without undue delay;

      (b)
      OSRAM GmbH and the Infineon Group shall negotiate in good faith the sale of the Optoelectronic Semiconductor Devices-related activities of such company or entity to OSRAM GmbH or if so directed by OSRAM GmbH to OOS on mutually agreeable terms; and

      (c)
      if the Infineon Group and OSRAM GmbH do not agree to such sale within eight weeks following notification delivered pursuant to paragraph (iv)(a), OSRAM GmbH may request Infineon to sell the Optoelectronic Semiconductor Devices-related activities of such company or entity to OSRAM GmbH or if so directed by OSRAM GmbH to OOS under terms and conditions and for a purchase price which correspond, to the extent reasonably feasible, to the terms and conditions and the purchase price paid by Infineon when it acquired the Company or entity. The purchase price for the Optoelectronic Semiconductor Devices-related activities shall then be determined by independent auditors applying the same principles of valuation as apply when Infineon acquired the company or entity. If OSRAM GmbH decides not to buy the Optoelectronic Semiconductor Devices-related activities, such activities shall be exempt from the non-compete obligations.

    (v)
    to any minority investment by the Infineon Group which does not exceed 20% of the outstanding shares and options in the respective company or entity.

Art. 4	This Non-Compete Obligation shall remain in force:
    (i)
    for so long as Infineon remains an Affiliated Company of Siemens AG or in case that Infineon ceases to be an Affiliated Company of Siemens AG before the termination of the Partnership Agreement during the duration of the Partnership Agreement.

    (ii)
    in the event that Infineon ceases to be an Affiliated Company of the Siemens Group or in the event that the Partnership Agreement will terminate later, the Non-Compete Obligation of Infineon will continue to be in force for so long as is enforceable under applicable German and European competition law; provided, however, that this Non-Compete Obligation will terminate in any event not later than two years after the latest of (i) the date on which Infineon ceases to be an Affiliated Company of Siemens AG or (ii) the date on which the Partnership Agreement was terminated.

    (iii)
    no longer than four years from the date of the initial public offering of Infineon.

Munich, April 03, 2001

/s/ HAWLICZEK /s/ DR. MEYER Infineon Technologies AG	/s/ SEEBERG /s/ POKORNY OSRAM GmbH
Hawliczek Dr. Meyer

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